

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Antoine Giscard d'Estaing
Chief Financial Officer
Groupe Danone
17, Boulevard Haussman
75009 Paris, France

   Re: **Groupe Danone**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed April 20, 2006
     Form 20-F/A for Fiscal Year Ended December 31, 2005
     Filed June 20, 2006
     File No. 001-14734

Dear Mr. Giscard d'Estaing:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005, filed April 20, 2006

Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 45

1.   We note you disclose on page 47 a measure labeled "Net financing surplus
        (requirements)". Since this appears to be a non-GAAP measure, please expand
        your disclosure to address all the items required by Item 10(e) of Regulation S-K,
        including a discussion of what the measure represents and why you believe it
        provides useful information to investors, and a reconciliation of your non-GAAP
        measure to the most directly comparable GAAP measure, if not operating cash
        flows. Expand your disclosure to explain more thoroughly each adjustment, and
        how it relates to activity reported in your financial statements; quantify the three
        disposal amounts.

Financial Statements – Groupe Danone

Consolidated Statements of Cash Flows, page F-5

2.   We note you present a subtotal labeled "Cash flows provided by operations"
        within your reconciliation of net income to "Cash flows provided by operating
        activities." Since these two labels are generally regarded as synonymous, and
        because net income adjusted for the various items depicted does not represent a
        true measure of cash flows, please relabel your subtotal to utilize a term that is
        representationally faithful.

Note 2 – Summary of differences between accounting principles followed by the Group
and United States generally accepted accounting principles, page F-14

3.   We note you disclose on page F-18 that under U.S. GAAP, "the exercise price of
        put options granted to minority shareholders" is not reflected as a financial
        liability, as the options are treated as derivative instruments and measured at fair
        value. You further disclose the extent by which your financial liabilities, minority
        interests, goodwill and stockholders' equity would have changed had U.S. GAAP
        been applied.

        Please expand your disclosure to explain what you mean by the "exercise price of
        your put options," as the element to which you give accounting recognition, and
        indicate how you record your options which are treated as derivative instruments
        under U.S. GAAP if they are not recorded as financial liabilities. Additionally,
        list the values of all your put options granted to minority shareholders, and
        explain how they correlate to changes in the various financial statement line items
        that you disclose.

Form 20-F/A for the Fiscal Year Ended December 31, 2005, filed June 20, 2006

Financial Statements – DS Waters, LP

Reports of Independent Auditors, pages F-73 and F-98

4.   Please ask DS Waters, LP's independent accountants PriceWaterhouseCoopers LLP to revise their audit reports to include the city and state or country in which their reports were issued, to comply with Rule 2-02(a) of Regulation S-X, applicable by way of Instruction 2 to Item 8.A.2 of Form 20-F. You may also refer to Section V.A. of the International Reporting and Disclosure Issues in the Division of Corporation Finance, which resides on our website at www.sec.gov.

Statements of Operations, page F-75

5.   We note that certain amounts depicted in the columns showing activity for the year ended December 31, 2004 in the DS Waters, LP's statements of operations on pages F-75 and F-100 do not agree. Please revise accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief